Exhibit 1.

Alpha Pro Tech
L T D.

ALPHA PRO TECH, LTD. ANNOUNCES PRELIMINARY RESULTS FOR FOURTH
QUARTER AND FULL YEAR 2006

•                  Company expects to report an increase in revenues of 50% and EPS of $0.04 vs. $0.01 compared to Q4 2005

•                  Full year revenues are anticipated to be up 20% and EPS of $0.15 vs. $0.10 compared to Fiscal 2005

FOR IMMEDIATE RELEASE

Company Contact:	Investor Relations Contact:
Alpha Pro Tech, Ltd.	Hayden Communications, Inc.
Al Millar/Donna Millar	Cameron Donahue or Brett Maas
905-479-0654	843-272-4653
e-mail: ir@alphaprotech.com	e-mail: cameron@haydenir.com

Nogales, Arizona — February 15, 2007, Alpha Pro Tech (AMEX: APT) a leading manufacturer of products designed to protect people, products and environments, including disposable protective apparel and building products, today announced preliminary, unaudited results for the fourth quarter and full-year period. The Company expects to announce its audited results in March.

For the fourth quarter, the Company expects to report an increase in revenue of approximately 50% to $10.5 million compared to the $7.0 million reported for the fourth quarter last year.  Growth was driven by the Disposable Protective Apparel segment, Engineered Products segment and the Infection Control segment.  The Company expects to report approximately $0.04 fully diluted earnings per share compared to the $0.01 reported for the fourth quarter last year.

For the full-year period, management expects to report an increase in revenue of approximately 20% to $37.3 million compared to the $31.1 million for 2005 and expects fully diluted earnings per share to increase to $0.15 compared to the $0.10 reported last year.

Al Millar, President of Alpha Pro Tech, commented, “We had a strong year reporting growth in our Engineered products and infection control segments, while introducing two new lines of disposable protective apparel to set the stage for future expansion. In addition, last fall we renegotiated and extended our contract with our largest Apparel distributor without an exclusive agreement, allowing us to gain additional market share with other distributors which will help accelerate the apparel segment growth in future quarters. In our Engineered products segment we received in January 2007 the highly coveted International Code Council (ICC-ES) approval for our synthetic roof underlayment.  This segment of our business, in just its second year, has emerged as the leading growth driver and we believe we are well-positioned to build on this positive trend in 2007.”

Mr. Millar continued, “We recently introduced at the International Builders show a new and enhanced version of our synthetic roof underlayment under the name of REX SynFelt.  We believe this branded product will be well received by the industry, and its success will enhance the reputation and market positioning of Alpha Pro Tech.  In addition, we have mutually agreed with our building products distributor to move forward on a non-exclusive basis to broaden our market opportunities for our REX SynFelt roof underlayment and our house wrap products.  We believe that this will allow us more opportunities to significantly increase our market share of building products.”

Management is disclosing this preliminary earnings outlook and 2007 corporate initiatives to provide the opportunity to discuss the Company’s financial results and future plans at the upcoming Roth Capital conference and is not setting a precedent for preannouncements in future quarters.

About Alpha Pro Tech, Ltd.

Alpha Pro Tech, Ltd. is a leader in protecting environments. Alpha Pro Tech Inc. develops, manufactures and markets innovative disposable and limited-use protective apparel products for the industrial, clean room, medical and dental markets.  In addition, Alpha ProTech Engineered Products, Inc. manufactures and markets a line of construction weatherization products, including building wrap, roof underlayment and mold resistant framing sealant. The Company has manufacturing facilities in Salt Lake City, Utah; Nogales, Arizona; Janesville, Wisconsin; Valdosta, Georgia; and a joint venture in India.  For more information and copies of all news releases and financials, visit Alpha Pro Tech’s Website at http://www.alphaprotech.com.

The Private Securities Litigation Reform Act of 1995 (“Act”) provides a safe harbor for forward-looking information made on behalf of the Company. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission. All statements, other than statements of historical facts which address the Company’s expectations of sources of capital or which express the Company’s expectations for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. As a result, there can be no assurance that the Company’s future results will not be materially different from those described herein as “believed,” “anticipated,” “estimated” or “expected,” which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based

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